MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three months ended March 31, 2012 and audited consolidated financial statements for the year ended December 31, 2011, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of May 9, 2012 unless otherwise stated.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company. Ramon Davila, Ing., the Company’s Chief Operating Officer and Florentino Muñoz, Ing., the Company’s Chief Geologist, are also certified Qualified Persons. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

2012 FIRST QUARTER HIGHLIGHTS

	FIRST QUARTER	FIRST QUARTER
	2012	2011	Change
Operating
Silver Equivalent Ounces Produced	2,007,219	1,825,366	10%
Silver Ounces Produced (excluding equivalent ounces from by-products)	1,826,803	1,769,208	3%
Payable Silver Ounces Produced(1)	1,766,160	1,751,312	1%
Total Cash Costs per Ounce(2)	$8.96	$8.26	8%
Total Production Cost per Tonne(2)	$29.24	$30.04	-3%
Average Revenue per Payable Equivalent Ounces Sold ($/eq. oz.)(2)	$32.79	$32.60	1%
Financial
Revenues ($ millions)	$57.8	$55.3	5%
Mine Operating Earnings ($ millions)	$35.7	$35.6	0%
Net Earnings After Taxes ($ millions)	$26.4	$23.9	10%
Operating Cash Flows Generated Before Movements in Working Capital ($ millions)	$37.1	$35.0	6%
Cash and Cash Equivalents at March 31 ($ millions)	$85.3	$85.6	0%
Working Capital at March 31 ($ millions)	$108.3	$84.9	28%
Shareholders
Earnings Per Share - Basic	$0.25	$0.24	5%
Cash Flow Per Share(1)	$0.35	$0.35	0%
Weighted Average Shares Outstanding for the Periods Ended March 31	105,440,048	99,872,077	6%

(1)	Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2)

The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Revenue per Payable Equivalent Ounces Sold and Cash Flow Per Share Before Movements in Working Capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See Reconciliation to IFRS on pages 13 and 14.

  Produced 2,007,219 of silver equivalent ounces, an increase of 10% compared to 1,825,366 silver equivalent ounces produced in the first quarter of 2011.
  Produced 1,826,803 ounces of silver, an increase of 3% compared to 1,769,208 ounces of silver produced in the first quarter of 2011.
  Generated revenues of $57.8 million for the quarter ended March 31, 2012, an increase of $2.5 million or 5% compared to $55.3 million in the first quarter of 2011.
  Recognized mine operating earnings of $35.7 million, which was consistent with $35.6 million in the first quarter of 2011.
  Net earnings after taxes for the three months ended March 31, 2012 were $26.4 million compared to $23.9 million in the first quarter of 2011, an increase of 10%.
  Earnings per share (“EPS”) for the three months ended March 31, 2012 was $0.25, an increase of 5% compared to $0.24 for the three months ended March 31, 2011.
  Net earnings for the quarter ended March 31, 2012 reflects an unrealized loss on silver futures of $0.8 million. Adjusted EPS (a non-GAAP measure) after removing the unrealized loss on silver futures was $0.26.
  In January 2012, the Company purchased 757,500 trust units of Sprott Physical Silver Trust at $13.20 per unit for a total cost of $9,999,000. During the quarter, 160,980 trust units were sold for a realized gain of $363,000 and an unrealized gain of $256,000 was recorded on the remaining 596,520 trust units.
  Cash flows from operations before movements in non-cash working capital and income taxes in the first quarter of 2012 increased by 6% to $37.1 million ($0.35 per share) compared to $35.0 million ($0.35 per share) in first quarter of 2011.
  Cash cost per ounce (a non-GAAP measure) for the first quarter of 2012 was $8.96, an increase of 8% compared to $8.26 in the first quarter of 2011. Cash cost was higher primarily due to low grades and recoveries at the La Encantada Mine. Since installing a new ball mill in mid-April, recoveries have been improving due to a higher proportion of fresh ore being processed.
  Production costs per tonne decreased 3% to $29.24 per tonne compared to $30.04 per tonne in the first quarter of 2011, reflecting cost decreases at La Parrilla associated with its increased scale of production.
  The new 1,000 tpd cyanidation circuit at the La Parrilla Silver Mine was commissioned effective March 1, 2012. The new parallel 1,000 tpd flotation and 1,000 tpd cyanidation circuits (2,000 tpd combined), which replaced the old 850 tpd mill, are now fully operational and were operating at an average of 1,850 tpd in the month of March 2012.

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2012	2011				2010
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Ore processed/tonnes milled
La Encantada	337,940	369,310	366,308	333,710	314,712	319,908	295,328	264,552
La Parrilla	147,938	121,109	89,972	77,363	74,503	78,537	76,618	75,271
San Martin	72,305	74,584	73,879	71,004	67,291	68,730	62,275	64,527
Consolidated	558,183	565,003	530,159	482,077	456,506	467,175	434,221	404,350
Silver ounces produced
La Encantada	846,391	1,076,096	1,020,467	1,133,654	1,136,419	1,049,811	1,160,468	921,078
La Parrilla	719,143	628,836	449,771	395,716	319,405	395,161	402,760	375,465
San Martin	261,269	252,725	238,627	251,009	313,384	312,360	260,142	242,255
Consolidated	1,826,803	1,957,657	1,708,865	1,780,379	1,769,208	1,757,332	1,823,370	1,538,798
Silver equivalent ounces produced
La Encantada	861,506	1,092,189	1,029,336	1,139,336	1,138,624	1,050,911	1,163,887	950,223
La Parrilla	860,739	738,919	511,301	443,304	363,648	448,592	483,608	435,985
San Martin	284,974	270,420	251,133	261,190	323,094	328,484	273,003	269,959
Consolidated	2,007,219	2,101,528	1,791,770	1,843,830	1,825,366	1,827,987	1,920,498	1,656,167
Cash cost per ounce
La Encantada	$9.69	$7.49	$8.04	$7.61	$7.17	$7.71	$6.23	$7.20
La Parrilla	$8.14	$8.22	$7.90	$8.84	$10.66	$7.06	$7.09	$7.57
San Martin	$8.67	$9.70	$10.74	$10.72	$9.85	$8.87	$10.52	$10.13
Consolidated	$8.96	$8.01	$8.39	$8.32	$8.26	$7.78	$7.03	$7.75
Production cost per tonne
La Encantada	$23.27	$20.78	$21.46	$24.09	$23.80	$23.30	$22.62	$26.36
La Parrilla	$38.87	$42.46	$41.32	$45.88	$42.60	$38.07	$38.74	$41.78
San Martin	$38.64	$38.64	$37.20	$40.67	$45.34	$43.05	$45.10	$38.69
Consolidated	$29.24	$27.47	$26.86	$30.03	$30.04	$28.70	$28.68	$29.11

Consolidated Production Results for the Quarter Ended March 31, 2012 and 2011

CONSOLIDATED FIRST MAJESTIC	Quarter Ended
RESULTS	2012	2011
Ore processed/tonnes milled (3)	558,183	456,506
Average silver grade (g/t)	177	211
Recovery (%)	57%	57%
Total silver ounces produced	1,826,803	1,769,208
Pre-commercial silver ounces produced (3)	28,639	-
Commercial silver ounces produced	1,798,164	1,769,208
Payable silver ounces produced (1)	1,766,160	1,751,312
Gold ounces produced	611	351
Pounds of lead produced	3,176,662	1,187,912
Pounds of zinc produced	1,320,726	-
Tonnes of iron ore produced	4,596	382
Total production - ounces silver equivalent	2,007,219	1,825,366
Total cash cost per ounce (1)(3)	$8.96	$8.26
Total production cost per ounce (1)(2)(3)	$9.09	$7.82
Total production cost per tonne (1)(2)(3)	$29.24	$30.04
Underground development (m)	14,243	6,749
Diamond drilling (m)	29,194	5,793

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 13.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The cyanidation circuit for the La Parrilla mill expansion project achieved a commercial stage of production effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

Production

Total production for the first quarter of 2012 was 2,007,219 ounces of silver equivalents consisting of 1,826,803 ounces of silver, 611 ounces of gold, 3,176,662 pounds of lead, 1,320,726 pounds of zinc and 4,596 tonnes of iron ore. Silver equivalent production increased by 10% compared to the 1,825,366 ounces of silver equivalents produced in the first quarter of 2011, which consisted of 1,769,208 ounces of silver, 351 ounces of gold, 1,187,912 pounds of lead. Compared to the fourth quarter of 2011, production decreased by 4% from 2,101,528 ounces of silver equivalents, which consisted of 1,957,657 ounces of silver, 3,416,908 pounds of lead, 440 ounces of gold, 152,664 pounds of zinc and 4,695 tonnes of iron ore. The decrease was primarily due to three less operating days relative to the prior quarter and lower head grade experienced at the La Encantada mine. The start-up of the La Parrilla 1,000 tpd cyanidation circuit took less than 30 days to be commissioned, and a total of only 30,456 equivalent ounces of silver were excluded from commercial production during this quarter, prior to the plant reaching commercial production levels.

Cash Cost per Ounce

Total cash costs per ounce (including smelting, refining, transportation and other selling costs, and by-product credits, which is a non-GAAP measure and a standard of the Silver Institute) for the first quarter was $8.96 per ounce of silver compared to $8.01 in the fourth quarter of 2011 and $8.26 in the first quarter of 2011.

Cash cost per ounce for the first quarter consists of production costs of $9.09, transportation, smelting and refining costs of $2.71, royalty cost of $0.11, net of by-product credits of $2.95. Production costs per ounce increased $1.27 per ounce for the first quarter of 2012 compared to the first quarter of 2011, primarily due to low grades and recoveries at the La Encantada Mine. Since installing a new ball mill in mid-April, recoveries have been improving due to a higher proportion of fresh ore being processed. Transportation, smelting and refining costs increased by $1.34 per ounce on average in the first quarter for 2012 compared to the first quarter of 2011, due to increase in shipments of concentrates from the new La Parrilla flotation circuit, which increased 47% from 3,728 tonnes of concentrates in the first quarter of 2011 to 5,486 tonnes in the first quarter of 2012. Smelting and refining costs per ounce for these concentrates was $6.45 per ounce. By-product credits have increased to $2.02 per ounce for the first quarter of 2012 compared to 2011 due to higher lead and zinc content.

Head Grades and Recoveries

The overall average head grade for the first quarter of 2012 was 177 grams per tonne (“g/t”). Consolidated recoveries for all mines combined for the first quarter was 57%. Even though recoveries at the La Parrilla and San Martin were good at 81% and 79% respectively, the low recoveries of 43% at the La Encantada resulted from the high volume of old tailings being processed at La Encantada, which had a significant impact on reducing the overall average recovery.

Efforts are continuing to increase the recoveries at La Encantada by increasing the mixture of fresh ore to tailings which requires additional milling capacity. An additional ball mill has been installed and was successfully commissioned on April 19, 2012 to increase fresh ore processing capacity to 1,500 tpd. Under ideal conditions with the revised mix of fresh ore and tailings, this plant should be able to achieve 60% recovery rates, based on 78% recoveries for fresh ore and 50% recoveries for tailings. Management is also undertaking a number of metallurgical studies and executing pilot tests, which are expected to further improve recoveries.

In order to try to compensate for the low recoveries at La Encantada, the ore processed during the first quarter of 2012 was 558,183 tonnes from the Company's combined operations, representing a 22% increase in throughput compared to the first quarter of 2011, but a decrease of 1% compared to the fourth quarter of 2011 due to three less operating days in the current quarter.

Development and Exploration

The underground development in all operations and projects has been increased significantly in the quarter with the objective of preparing the different areas within the mines for future expanded production. A total of 14,243 metres of underground development were completed in the first quarter of 2012 compared to 11,978 metres completed in the fourth quarter of 2011 and 6,749 metres in the first quarter of 2011. Total development increased 19% compared to the fourth quarter of 2011 as the Company is expanding development at La Encantada and La Parrilla in preparation for increased production rates in the near future. At the San Martin mine, new veins are being explored and development is focused on preparing these new areas for production. At the Del Toro mine, the different ore bodies are being prepared for production which is expected to commence in the fourth quarter of 2012.

Diamond drilling programs on a companywide basis during the first quarter of 2012 amounted to 29,194 metres from 129 holes consisting primarily of definition drilling and surface exploration drilling, representing a 47% increase from the 19,916 metres drilled in the fourth quarter of 2011. A significant project is underway at Del Toro to define the ore bodies at the San Juan and Perseverancia mines to support production planning and to continue to extend the life of the Del Toro mine. At the end of the first quarter of 2012, the Company had a total of 19 diamond drill rigs operating throughout its projects.

During the quarter ended March 31, 2012, the Company expended $22.2 million on its mineral properties and a further $10.9 million on plant and equipment on a cash basis. This compares to $5.2 million invested in mineral properties and $4.5 million in plant and equipment in the first quarter of 2011. The increase in capital expenditures was primarily related to the mill expansion at the La Parrilla Silver Mine, underground development at Del Toro, and the land clearing and equipment purchased for the new Del Toro processing plant. The Company is also aggressively increasing its exploration and development programs to support additional mill expansions and to drive further resource upgrades.

La Encantada Silver Mine, Coahuila, Mexico

Production Results for the Quarter Ended March 31, 2012 and 2011

LA ENCANTADA	Quarter Ended
RESULTS	2012	2011
Ore processed/tonnes milled	337,940	314,712
Average silver grade (g/t)	181	225
Recovery (%)	43%	50%
Total silver ounces produced	846,391	1,136,419
Payable silver ounces produced (1)	842,026	1,130,737
Gold ounces produced	19	26
Tonnes of iron ore produced	4,596	382
Total production - ounces silver equivalent	861,506	1,138,624
Total cash cost per ounce (1)	$9.69	$7.17
Total production cost per ounce (1)(2)	$9.34	$6.62
Total production cost per tonne (1)(2)	$23.27	$23.80
Underground development (m)	3,921	2,837
Diamond drilling (m)	6,038	1,041

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 13.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The La Encantada Silver Mine is a producing underground mine located in northern Mexico 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant, a 1,000 tpd flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

With adjustments made to the tailings screening intake systems, and to the tailings filter presses, the plant, initially inaugurated with a capacity of 3,500 tpd, has been able to consistently achieve over 4,000 tpd on average of processing throughput and was re-rated to 4,000 tpd. Average throughput for the first quarter of 2012 was 3,976 tpd.

Recoveries at the La Encantada operation remained a challenge in the first quarter of 2012. In order to increase the blend of fresh ore versus old tailings being processed, a third ball mill was installed in the fourth quarter of 2011. Additional parts were required in order to have this new ball mill operational which all arrived in the first quarter of 2012. This new ball mill will give the operation increased crushing capacity. Immediate plans are to ramp up fresh ore production from the mine to 1,500 tpd from the current average of 973 tpd and to include an additional 300 tpd of screened material from the dumps. This new ball mill became fully operational on April 19, 2012. In anticipation of this new fresh ore capacity, the Company has stockpiled approximately 23,070 tonnes of mine ore on surface ready for production. Under ideal conditions, with the revised mix of fresh ore and tailings, this plant should be able to achieve 60% recovery rates, based on 78% recoveries for fresh ore and 50% recoveries for tailings.

A total of 861,506 equivalent ounces of silver were produced by the La Encantada plant during the first quarter of 2012, which was a decrease of 21% compared with the 1,092,189 equivalent ounces of silver produced in the fourth quarter of 2011, and a decrease of 24% compared to the 1,138,624 equivalent ounces of silver produced in the first quarter of 2011. The mill feed from the tailings changed in the quarter which negatively impacted recoveries of silver. This feed was higher in humidity and contained reagents which interfered with the cyanidation process. Changes have been made to the feed process which is expected to result in improved recoveries in the second quarter of 2012.

Throughput of ore in the first quarter decreased 8% to 337,940 tonnes processed compared to 369,310 tonnes processed in the fourth quarter of 2011, however, this was an increase of 7% compared to the 314,712 tonnes processed in the first quarter of 2011. The average head grade decreased 15% to 181 g/t compared to 214 g/t in the fourth quarter of 2011 and decreased 19% compared to 225 g/t in the first quarter of 2011, summarized as follows:

	Q1 2012	Q4 2011	Change	Q1 2011	Change
Tonnes Milled
Fresh ore	78,817	86,782	-9%	77,864	1%
Tailings	259,123	282,528	-8%	236,848	9%
Total	337,940	369,310	-8%	314,712	7%
% Tonnes Milled
Fresh ore	23%	23%	-1%	25%	-6%
Tailings	77%	77%	0%	75%	2%
Grades
Fresh ore	293	259	13%	290	1%
Tailings	147	199	-26%	204	-28%
Average	181	214	-15%	225	-19%

Silver recovery in the first quarter of 2012 was 43%, a slight increase from the 42% in the fourth quarter of 2011, but a decrease from the 50% in the first quarter of 2011.

Management is also undergoing a number of metallurgical studies and executing pilot tests, which are anticipated to further improve recoveries. In addition, current mine development is focused on areas with lower manganese levels in order to achieve better blending.

Continuing with the underground mine development program from 2011 to improve blending in the future, a total of 3,921 metres were completed in the first quarter of 2012 compared to 3,760 metres of development completed in the fourth quarter of 2011, representing an increase of 4%. In addition, 802 metres of Robbins raises were developed which will aid with ventilation and optimization of the operations at the mine.

Three diamond drill rigs are active at La Encantada, two on surface and one underground, with the objective of defining additional Reserves and Resources. A new NI 43-101 Technical Report will be released prior to 2012 year end. A total of 6,038 metres of diamond drilling were completed in the first quarter of 2012 compared to 2,922 metres in the fourth quarter of 2011.

La Parrilla Silver Mine, Durango, Mexico

Production Results for the Quarter Ended March 31, 2012 and 2011

LA PARRILLA	Quarter Ended
RESULTS	2012	2011
Ore processed/tonnes milled (3)	147,938	74,503
Average silver grade (g/t)	187	184
Recovery (%)	81%	73%
Total silver ounces produced	719,143	319,405
Pre-commercial silver ounces produced (3)	28,639	-
Commercial silver ounces produced	690,504	319,405
Payable silver ounces produced (1)	663,312	308,757
Gold ounces produced	134	100
Pounds of lead produced	3,176,662	1,187,912
Pounds of zinc produced	1,320,726	-
Total production - ounces silver equivalent	860,739	363,648
Total cash cost per ounce (1)(3)	$8.14	$10.66
Total production cost per ounce (1)(2)	$8.13	$10.28
Total production cost per tonne (1)(2)	$38.87	$42.60
Underground development (m)	5,039	2,044
Diamond drilling (m)	5,569	2,393

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 13.

(2)

Total production cost per ounce and total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(3)

The cyanidation circuit for the La Parrilla mill expansion project achieved a commercial stage of production effective March 1, 2012. During the quarter ended March 31, 2012, the net margin of $0.6 million (Net Revenue of $1.0 million less Costs of Sales of $0.4 million) in connection with the sale of 30,456 ounces of silver equivalent during the pre-operating period was recorded as a reduction of construction in progress. The tables above include the production from the cyanidation circuit expansion, however, average silver grade, recovery, total cash costs per ounce, production cost per ounce and total production cost per tonne are based on production excluding pre-commercial stage production of 9,118 tonnes of ore processed and 30,456 ounces of silver equivalent during the quarter ended March 31, 2012.

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of new 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The cyanidation circuit has been producing commercially since March 1, 2012, and the plant, including flotation and cyanidation circuits, is currently operating at a combined capacity of 1,850 tpd.

The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

Total production at the La Parrilla Silver Mine was 860,739 equivalent ounces of silver in the first quarter of 2012, which was an increase of 16% compared to the fourth quarter of 2011, and an increase of 137% compared to the first quarter of 2011. The composition of the silver equivalent production in the first quarter of 2012 consisted of 719,143 ounces of silver, 134 ounces of gold, 3,176,662 pounds of lead and 1,320,726 pounds of zinc. This compares with a composition of 628,836 ounces of silver, 79 ounces of gold, 3,416,908 pounds of lead and 152,664 pounds of zinc produced in the fourth quarter of 2011, and 319,405 ounces of silver, 100 ounces of gold, 1,187,912 pounds of lead, and no zinc in the first quarter of 2011.

In the first quarter of 2012, a total of 147,938 tonnes of ore were processed at La Parrilla, representing an increase of 22% when compared with the 121,109 tonnes processed in the fourth quarter of 2011, and an increase of 99% when compared with the 74,503 tonnes processed in the first quarter of 2011. During the quarter, 59,103 tonnes of oxide ore with an average grade of 151 g/t were extracted from the open pit area at the Quebradillas mine compared to 33,668 tonnes of oxide ore in the fourth quarter of 2011. Recovery levels of silver in the fourth quarter were 81% compared to 80% in the fourth quarter of 2011 and 73% in the first quarter of 2011. Lead and zinc concentrates are now grading at approximately 1.9% for lead and 1.7% for zinc. Silver recoveries for flotation were 89% compared to 85% in the fourth quarter. Silver recoveries for cyanidation were 65% compared to 66% in the fourth quarter.

A total of 5,039 metres of underground development were completed in the first quarter of 2012, compared to 3,793 metres in the fourth quarter of 2011. As part of the mine’s expansion program, an extensive underground development program and a new ramp system is under construction including a new production shaft. Once completed, an underground rail system connecting the different operations to the shaft will be constructed. This investment will improve logistics, transportation of ore and is expected to ultimately reduce cash costs.

A total of 5,569 metres of diamond drilling were completed in the first quarter of 2012 compared to 4,648 metres of diamond drilling in the fourth quarter of 2011 and 2,393 metres in the first quarter of 2011. Currently, there are four diamond drill rigs operating at La Parrilla, three are on surface and one is underground. More than 25,000 metres of drilling are planned for 2012 representing the continuation of an aggressive investment in exploration at La Parrilla, both at the La Parrilla mines complex and in the La Parrilla regional area. The focus during this expanded exploration program will be the Rosarios, Quebradillas, Vacas, San Marcos, and La Blanca mines and the Cerro Santiago, Viboras, San Nicolas, Sacramento areas plus the first ever regional exploration program undertaken on this very large 69,460 hectare property. The aggressive regional mapping program started in 2011 was concluded in late March and defined a broad regional exploration program covering the entire property with favourable results on anomalies. The 2012 exploration program will consist of a regional geophysical program to define drill targets followed by a focused drill program later in the year. This program will mark the first time that this region is drilled. Results from this exploration program are expected to be released late in 2012 in an updated NI 43-101 Technical Report.

The 2,000 tpd dual processing plant is now fully producing commercially. Incremental production, revenues and operating costs associated with the new cyanidation circuit prior to March 1, 2012 were capitalized. Effective March 1, 2012, the commissioning of the cyanidation circuit was completed and all revenues and costs are now recorded in operations rather than being capitalized as pre-production. A total of 30,456 silver equivalent ounces from the cyanidation circuit were considered pre-commercial and will be capitalized in the quarter ended March 31, 2012. The final additional improvement will be the operation of the new tailings filters which will re-circulate over 80% of the water through the milling process. The tailings filters are in the final stage of installation, and are expected to be operational in the second quarter of 2012. The new 115,000 Kw power transmission line was completed and connected in January; this transmission line will provide the mine with a more dependable and continuous power source at a lower cost per kilowatt. At the newly designed run rate of 2,000 tpd, it is anticipated that the La Parrilla operation will produce in the range of 3.0 to 3.2 million ounces of silver equivalent annually.

In September 2011, the Company issued a new NI 43-101 Technical Report which indicated that the Company’s exploration and development efforts have resulted in upgrading a significant portion of the Measured and Indicated Resources to Proven and Probable Reserves, resulting in the life of mine (“LOM”) being extended. Exploration has continued since that time which is expected to result in an additional NI 43-101 Report to be released prior to the end of 2012.

San Martin Silver Mine, Jalisco, Mexico

Production Results for the Quarter Ended March 31, 2012 and 2011

SAN MARTIN	Quarter Ended
RESULTS	2012	2011
Ore processed/tonnes milled	72,305	67,291
Average silver grade (g/t)	142	179
Recovery (%)	79%	81%
Total silver ounces produced	261,269	313,384
Payable silver ounces produced (1)	260,822	311,817
Gold ounces produced	458	225
Total production - ounces silver equivalent	284,974	323,094
Total cash cost per ounce (1)	$8.67	$9.85
Total production cost per ounce (1)(2)	$10.72	$9.78
Total production cost per tonne (1)(2)	$38.64	$45.34
Underground development (m)	2,526	1,497
Diamond drilling (m)	9,205	1,654

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and total cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See Reconciliation to IFRS on page 13.

(2)	Total production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in northern Jalisco State, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant and 500 tpd flotation plant (currently in care and maintenance), mine buildings, offices and related infrastructure.

Total production of 284,974 ounces of silver equivalent in the first quarter of 2012 was 5% higher than the 270,420 ounces of silver equivalent produced in the fourth quarter of 2011 and 12% lower than the 323,094 equivalent ounces of silver produced in the first quarter of 2011. The ounces of silver equivalent in the first quarter of 2012 consisted of 261,269 ounces of silver and 458 ounces of gold. This compares with 252,725 ounces of silver and 336 ounces of gold produced in the fourth quarter of 2011 and 313,384 ounces of silver and 225 ounces of gold in the first quarter of 2011. Silver recovery levels in the first quarter of 2012 increased to 79%, compared to 78% in the fourth quarter of 2011, but decreased from 81% in the first quarter of 2011.

In the first quarter of 2012, a total of 72,305 tonnes were processed at the San Martin Silver Mine, representing a decrease of 3% when compared to the 74,584 tonnes milled in the fourth quarter of 2011 and an increase of 7% compared to the 67,291 tonnes milled in the first quarter of 2011. The average head grade was 142 g/t in the first quarter of 2012, compared to the 135 g/t in the fourth quarter of 2011 and 179 g/t in the first quarter of 2011.

During the quarter, a total of 9,205 metres of diamond drilling were completed compared with 6,885 metres of drilling in the fourth quarter of 2011. Five drill rigs are currently active within the San Martin property focusing on the La Esperanza, Los Blancos, Pinalillo, La Huichola, Rosarios and Condesa veins which are returning positive results. In addition, a new North/South system of veins has been discovered and is in the process of being defined.

For 2012, the focus will be to develop additional ounces within the Zuloaga, La Esperanza and Huichola/Rosarios vein systems in preparation of the release of a new NI 43-101 Technical Report expected to be released prior to the 2012 year end.

DEVELOPMENT AND EXPLORATION PROJECTS

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine where construction of a 4,000 tpd flotation / cyanidation plant is currently underway. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Dolores was acquired in the third quarter of 2011 for $1.5 million. The previous owner of this high grade producing mine was shipping a small amount of ore to First Majestic’s La Parrilla mill for the past two years.

Del Toro is presently an operating division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary, although plans are underway to transfer Del Toro into a newly formed subsidiary of the Company to better isolate its operating results from the La Parrilla mine as the plant begins production in late 2012. First Majestic owns 100% of the Del Toro Silver Mine.

All necessary permits for the construction of a 1,000 tpd flotation mill were granted by the Mexican authorities in the fourth quarter of 2009 and the first quarter of 2010. Land clearing began in April 2011 and foundation construction for this new processing facility began in December 2011. Re-permitting for a 4,000 tpd dual processing operation is currently underway in conjunction with a Preliminary Economic Assessment which is expected to be released during the second quarter of 2012. The current plans involve scaling up the plant capacity over a three year period commencing at 1,000 tpd in the fourth quarter of 2012, expanding to 2,000 tpd by the fourth quarter of 2013 and finally reaching 4,000 tpd by the middle of 2014.

At a ceremony celebrated in December 2011, the first stone of the new plant was placed by the Governor of Zacatecas and the first stage of the construction of the new processing plant was officially launched. Construction of the new milling facility is well underway and currently on schedule. After the completion of the platform construction at the mill site, foundations were poured at the crushing, flotation and thickener areas during the quarter, and mechanical installation also began in the crushing area. The residual water treatment plant for the town of Chalchihuites was completed during the quarter and is in the process of being tested. This facility is expected to be completed by mid-2012 and will supply water to the mill while cleaning up the environment in the region. Also, 95% of the required equipment for the flotation circuit and 60% of the equipment for the cyanidation circuit has been ordered and is in the process of being delivered. The new 115,000 KW power line from the town of Vicente Guerrero and Chalchihuites is in the permitting process.

In order to prepare Del Toro for production, an extensive development program was launched in late 2010 consisting of constructing three access ramps into ore bodies 1, 2 and 3 at San Juan, an access ramp into the Perseverancia chimney and an access ramp in Dolores. These access ramps have also allowed for the construction of crosscuts for drilling to further define additional Reserves and Resources.

To date, the main ramp into the San Juan mine is now at level 10, which will be the first production level of this mine. This ramp is now 2,060 metres in length and close to 250 metres in vertical distance from surface. This main ramp will be used for ore haulage during the first production stage, prior to the shaft being completed in 2013, and will act as an access to the three main ore bodies which will be developed during 2012. To date, access has been completed to ore body 1 and ore body 2 at San Juan and access to ore body 3 is still in development with 186 metres developed during the first quarter.

At the Perseverancia mine, development of the access ramp was re-initiated in 2011 and to date has reached 244 metres in length, to gain access to the chimneys. While developing this ramp, a new vein was discovered which was named the “San Nicolas vein”. This vein has been correlated to old mine workings 1,000 metres to the northeast from the Perseverancia mine. The discovery of the San Nicolas vein has opened a new development area and to date 1,251 metres of development has been completed in an access ramp on two different levels, 50 metres apart. Two drill rigs were assigned to this area and are currently drilling with the intent of defining the possible connection of the San Juan and Perseverancia ore bodies. Three holes have been completed and the results appear very favourable, pending results from the final assays.

At the Dolores mine, over 1,342 metres have been developed to date in different workings including a ramp that is providing access to the main Dolores and Chalchihuites veins on two levels.

Total underground development at Del Toro in the quarter amounted to 2,757 metres. This development program will continue over the next twelve months to support planned production levels while construction of the new processing plant is underway.

During the quarter, 36 holes were completed for a total of 8,382 metres consisting of 20 holes drilled underground for a total of 4,088 metres, and 16 holes were drilled on surface for a total of 4,294 metres.

The Company has plans to invest $58.5 million in construction, equipment and underground development of which $10.7 million has been spent during the first quarter of 2012.

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). As a result of the acquisition of Normabec, and its wholly owned subsidiary Minera Real Bonanza, S.A. de C.V., the Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 35 mining concessions covering 5,738 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. After the acquisition of Normabec, the Company transferred Mineral Real Bonanza into the consolidated group in Mexico under the Company’s wholly owned subsidiary, Corporación First Majestic, SA de CV, and proceeded to wind up Normabec in December 2011.

In November 2010, the Company agreed to acquire the 3% net smelter royalty (“NSR”), the surface rights of the property, the buildings located thereon covering the location of the previous mining operations, and all technical and geological information collected pertaining to the area, for consideration of $3.0 million. Consideration for the purchase consisted of a cash payment of $1.1 million and $1.5 million in shares of the Company (152,798 shares) in November 2010, and $0.4 million which was paid in January 2011. All payments in cash and shares have been completed fulfilling the Company’s objectives in acquiring all the necessary land and buildings for the La Luz Silver Project. The Company continued with the process of obtaining final approval for the purchase of 100 hectares of surface rights which were purchased during the fourth quarter of 2011 in order to secure an area where the plant and mine access are planned to be located.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be presented to government authorities in the second half of 2012. A metallurgical test is underway to define the final flow sheet diagram for a flotation plant which is required for final permitting. There has been opposition from indigenous people and non-government organizations (“NGOs”), which are being addressed by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

The permit for the restoration of the old historic buildings at the Santa Ana Hacienda has been received and the construction of the previously announced Thematic and Cultural Park which will include a mining museum has begun. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will form a “Sustainable Development Project” which will provide permanent long term jobs to the local communities.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,240 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests in the second quarter of 2011.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE FOR THE QUARTER ENDED MARCH 31, 2012 AND 2011

“Total cash cost per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies. Total cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our condensed consolidated interim financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2012				Three Months Ended March 31, 2011
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)				$16,693				$16,819
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination				(101)				(158)
Cost of sales (mine)	$2,820	$6,318	$7,454	$16,592	$3,309	$3,317	$10,035	$16,661
Add: Third party smelting and refining	54	3,465	353	3,872	80	1,332	459	1,871
Deduct: By-product credits	(713)	(4,084)	(414)	(5,211)	(204)	(1,359)	(75)	(1,638)
Deduct: Employee benefits	-	-	(225)	(225)	(250)	(2)	(2,038)	(2,290)
Inventory changes	110	(242)	1,031	899	148	43	(273)	(82)
Other non-cash costs	(11)	(54)	(43)	(108)	(13)	(41)	(3)	(57)
Total cash cost (A)	$2,260	$5,403	$8,156	$15,819	$3,070	$3,290	$8,105	$14,465

Tonnes processed	72,305	138,820	337,940	549,065	67,291	74,503	314,712	456,506
Total ounces of silver produced	261,269	690,504	846,391	1,798,164	313,384	319,405	1,136,419	1,769,208
Deduct: Metal deduction ounces	447	27,192	4,365	32,004	1,567	10,648	5,682	17,896
Payable ounces of silver produced (B)	260,822	663,312	842,026	1,766,160	311,817	308,757	1,130,737	1,751,312

Mining cost per ounce	$3.44	$2.70	$1.73	$2.35	$3.89	$3.48	$1.10	$2.01
Milling cost per ounce	5.49	4.24	6.70	5.60	3.90	4.79	4.71	4.58
Indirect cost per ounce	1.79	1.19	0.91	1.14	1.99	2.01	0.81	1.23
Total production cost per ounce	$10.72	$8.13	$9.34	$9.09	$9.78	$10.28	$6.62	$7.82
Transport and other selling costs cost per ounce	0.48	0.65	0.42	0.52	0.46	0.47	0.21	0.30
Smelting and refining costs cost per ounce	0.21	5.22	0.42	2.19	0.26	4.31	0.41	1.07
Royalties per ounce	0.00	0.29	0.00	0.11	-	-	-	-
By-product credits cost per ounce	(2.74)	(6.15)	(0.49)	(2.95)	(0.65)	(4.40)	(0.07)	(0.93)
Total cash cost per ounce (A/B)	$8.67	$8.14	$9.69	$8.96	$9.85	$10.66	$7.17	$8.26

Mining cost per tonne	$12.40	$12.92	$4.30	$7.55	$18.05	$14.41	$3.94	$7.73
Milling cost per tonne	19.79	20.28	16.70	18.01	18.09	19.85	16.94	17.58
Indirect cost per tonne	6.45	5.67	2.26	3.68	9.20	8.34	2.92	4.73
Total production cost per tonne	$38.64	$38.87	$23.27	$29.24	$45.34	$42.60	$23.80	$30.04

Note - The table above does not include 28,639 silver ounces of pre-commercial production from the La Parrilla cyanidation circuit expansion project during the quarter ended March 31, 2012, which were produced at a cost of $442,000.

AVERAGE REALIZED PRICE PER OUNCE OF SILVER SOLD FOR THE QUARTER ENDED MARCH 31, 2012 AND 2011

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars, and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into shipped payable ounces of silver to calculate the average realized price per ounce of silver sold.

	Quarter Ended
	March 31,
Revenue Analysis
(expressed in thousands of dollars, except ounce and per ounce amounts)	2012	2011
Net Revenues as reported	$57,815	$55,266
Add back: Smelting and Refining Charges	3,872	1,661
Gross Revenues	61,687	56,927
Payable equivalent silver ounces sold	1,881,499	1,746,126
Average consolidated gross revenue per payable equivalent silver ounces sold	$32.79	$32.60
Average market price per ounce of silver per COMEX	$32.69	$31.74

(1)

During the quarter ended March 31, 2012, the La Parrilla cyanidation mill expansion project was inaugurated and achieved commercial stage of production on March 1, 2012. Therefore, sales receipts of $1.0 million in the quarter in connection with the sale of 30,456 silver equivalent ounces of concentrates during the pre-operating period were recorded as a reduction of capital in the construction in progress account and were excluded from the above revenue analysis.

CASH FLOW PER SHARE FOR THE QUARTER ENDED MARCH 31, 2012 AND 2011

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the Condensed Consolidated Interim Statements of Cash Flow, divided by the weighted average shares outstanding during the period.

ADDITIONAL GAAP MEASURES

The Company uses additional GAAP measures which should be evaluated in conjunction with IFRS measures. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

  Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s operating performance on a cash basis in order to assess the Company’s ability to generate operating cash flow.

  Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

  Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in non-cash working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt, if any.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

REVIEW OF FINANCIAL RESULTS

For the quarter ended March 31, 2012 compared to the quarter ended March 31, 2011 (in $000’s, except for share amounts):

	For Quarter Ended	For Quarter Ended
	March 31, 2012	March 31, 2011

Revenues	$57,815	$55,266	(1)
Cost of sales	16,693	16,819	(2)
Gross margin	41,122	38,447
Depletion, depreciation and amortization	5,453	2,804	(3)
Mine operating earnings	35,669	35,643	(4)
General and administrative	4,417	4,192	(5)
Share-based payments	2,825	1,889	(6)
Accretion of decommissioning liabilities	103	119
Foreign exchange loss	275	25	(7)
Operating earnings	28,049	29,418	(8)
Investment and other income	5,581	3,475	(9)
Finance costs	(399)	(118)
Earnings before income taxes	33,231	32,775
Current income tax expense	4,849	4,223
Deferred income tax expense	2,024	4,682
Income tax expense	6,873	8,905	(10)
Net earnings for the period attributable to equity holders of the Company	$26,358	$23,870	(11)
Earnings per share (basic)	$0.25	$0.24	(11)
Earnings per share (diluted)	$0.24	$0.23

1.

Revenues for the quarter ended March 31, 2012 increased by $2,549,000 or 5% to $57,815,000 from $55,266,000 in the first quarter of 2011. The increase was attributed to a 13% increase in silver equivalent ounces sold compared to the same quarter of the prior year, net of higher smelting and refining costs related to increased concentrate output from the expanded La Parrilla flotation circuit. Revenues for the quarter ended March 31, 2012 includes 64,266 silver equivalent ounces of lead concentrates, or $1.4 million of revenues, at La Parrilla that were delayed for shipment at year end due to year end logistical challenges with our purchaser of the concentrates.

2.

Cost of sales in the first quarter of 2012 was $16,693,000, comparable to $16,819,000 in the first quarter of 2011. The additional cost of sales related to a 10% increase in production was primarily offset by an 8% appreciation of the average exchange rate for the U.S. dollar against the Mexican peso when compared to the same quarter of the prior year.

3.

Depletion, depreciation and amortization increased from $2,804,000 in the first quarter of 2011 to $5,453,000 in the first quarter of 2012, an increase of $2,649,000 or 94%. The increase was due to incremental depreciation from the new La Parrilla cyanidation and flotation circuits, as well as higher depletion from a 22% increase in tonnage of ore milled.

4.

Mine operating earnings in the first quarter of 2012 was $35,669,000, comparable to $35,643,000 for the same quarter in the prior year, as higher revenue was offset by an increase in depletion, depreciation and amortization expenses compared to the first quarter of 2011.

5.

General and administrative expenses for the first quarter of 2012 increased by $225,000 or 5% compared to the same quarter in the prior year due to higher legal litigation and professional fees, additional administrative expenses for new European subsidiaries and increase in salaries and employee benefits.

6.

Share-based payments for the first quarter of 2012 increased by $936,000 or 50% compared to the same quarter in the prior year. The increase was primarily due to more stock options granted in the first quarter of 2012 compared to the first quarter of 2011. The Company’s higher share price compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

7.

Foreign exchange loss for the quarter was $275,000 compared to $25,000 in the first quarter of 2011. The foreign exchange loss for the quarter primarily reflects the effect of the weakening of the US dollar during the three months ended March 31, 2012 on the Company’s monetary liabilities that are not denominated in US dollars.

8.

Operating earnings decreased by $1,369,000 or 5% to $28,049,000 for the quarter ended March 31, 2012, compared to operating earnings of $29,418,000 for the quarter ended March 31, 2011, due to the decrease in mine operating earnings and higher share-based payments and general and administrative expenses.

9.

During the quarter ended March 31, 2012, the Company recognized an investment income of $5,581,000 compared to $3,475,000 in the same quarter in the prior year. The investment income is primarily attributed to net gain of $4,856,000 on the Company’s investment in silver futures and gain of $619,000 on investment in marketable securities.

10.

During the quarter ended March 31, 2012, the Company recorded an income tax expense of $6,873,000 compared to an income tax expense of $8,905,000 in the quarter ended March 31, 2011. The decrease is reflective of the new global tax structure that the Company established in late 2011 to take advantage of favourable tax rates in various jurisdictions, as well as effects of favourable foreign exchange rate during the period.

11.

As a result of the foregoing, net earnings for the period attributable to equity holders of the Company for the quarter ended March 31, 2012 increased to $26,358,000 or basic earnings per share of $0.25 compared to net earnings of $23,870,000 or $0.24 per common share in the quarter ended March 31, 2011, for an increase of $2,488,000 or 10% compared to the same period in the prior year.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2012	2011				2010
Financial Highlights	Q1(1)	Q4(2)	Q3(3)	Q2(4)	Q1(5)	Q4(6)	Q3(7)	Q2(8)
Revenue	$57,815	$60,801	$61,407	$68,040	$55,266	$40,092	$32,614	$27,456
Cost of sales	$16,693	$16,383	$15,473	$18,112	$16,819	$12,977	$14,195	$12,324
Depletion, depreciation and amortization	$5,453	$6,035	$3,467	$3,134	$2,804	$3,131	$2,545	$2,483
Mine operating earnings	$35,669	$38,383	$42,467	$46,794	$35,643	$23,984	$15,874	$12,649
Net earnings after tax	$26,358	$21,339	$27,772	$30,593	$23,870	$13,654	$10,059	$10,976
Basic earnings per share	$0.25	$0.20	$0.27	$0.30	$0.24	$0.14	$0.11	$0.12
Diluted earnings per share	$0.24	$0.20	$0.26	$0.29	$0.23	$0.13	$0.10	$0.12

Notes:

1.

In the quarter ended March 31, 2012, mine operating earnings decreased $2,714,000 or 7% compared to the quarter ended December 31, 2011. The decrease was primarily attributed to $2,986,000 or 5% decrease in revenue due to 2% less ounces of silver equivalents sold. Net earnings after tax increased $5,019,000 compared to the prior quarter, primarily due to an investment income of $5,581,000 from a gain on silver futures and marketable securities during the current quarter and a lower effective tax rate due to the new global tax structure that the Company established in late 2011.

2.

In the quarter ended December 31, 2011, mine operating earnings decreased by $4,084,000 or 10% compared to the quarter ended September 30, 2011. The decrease was primarily attributed to 18% decrease in average realized silver price and increase in depletion, depreciation and amortization expense related to higher mill throughput and commencement of depreciation for La Parrilla’s flotation circuit after it was successfully commissioned on October 1, 2011. Net earnings after tax decreased from the prior quarter by $6,433,000 or 23% compared to the prior quarter, primarily due to an unrealized loss of $4,083,000 on silver futures.

3.

In the quarter ended September 30, 2011, sales revenues decreased by $6,633,000 compared to the quarter ended June 30, 2011. The decrease was primarily attributed to 1% decrease in average realized silver price and 9% decrease in ounces of silver equivalents sold. Net earnings after taxes decreased by $2,821,000 or 9% in the quarter ended September 30, 2011 compared to the quarter ended June 30, 2011, primarily due to a loss of $1.5 million on derivative instrument and a one-time cost of $0.7 million related to restructuring of the union labour agreement at the San Martin Silver Mine.

4.

In the quarter ended June 30, 2011, sales revenues increased by $12,774,000 compared to the quarter ended March 31, 2011. The increase was primarily attributed to a 20% increase in average realized silver price. Net earnings after taxes increased by $6,723,000 or 28% in the quarter ended June 30, 2011 compared to the quarter ended March 31, 2011, primarily due to $11,151,000 increase in mine operating earnings, offset by a $1,775,000 increase in income taxes and lower investment income.

5.

In the quarter ended March 31, 2011, sales revenues increased by $15,174,000 compared to the quarter ended December 31, 2010. The increase was primarily due to the 30% increase in silver price. Net earnings after taxes increased 10,216,000 or 75% in the quarter ended March 31, 2011, compared to the quarter ended December 31, 2010, primarily due to $11,659,000 increase in mine operating earnings.

6.

In the quarter ended December 31, 2010, sales revenues increased by $7,478,000 compared to the quarter ended September 30, 2010. The increase was primarily due to the increase in silver price, partially offset by a 9.6% decrease in silver equivalent ounces sold related to a slowdown in the holiday season. Net earnings after taxes increased $3,599,000 or 36% in the quarter ended December 31, 2010, compared to the quarter ended September 30, 2010, due to $8,110,000 increase in mine operating earnings, which was partially offset by increases in non-cash share-based payments and deferred income tax expenses.

7.

In the quarter ended September 30, 2010, sales revenues increased by $5,158,000 compared to the quarter ended June 30, 2010. The increase was primarily due to a 15% increase, or 245,549 equivalent ounces of silver sold after intercompany eliminations, in the third quarter of 2010 as compared to the second quarter of 2010, and an increase in silver price during the quarter. Net earnings after taxes decreased $919,000 or 8% in the quarter ended September 30, 2010, compared to the quarter ended June 30, 2010, mainly due to $2,890,000 increase in deferred income tax expense due to utilization of certain loss carryforwards during the period.

8.

In the quarter ended June 30, 2010, sales revenues increased by $9,710,000 compared to the quarter ended March 31, 2010 and was primarily due to an increase of 325,185 equivalent ounces of silver sold (after intercompany eliminations) in the second quarter of 2010 compared to the first quarter of 2010. In the first quarter of 2010, pre-commercial sales were not included as equivalent ounces sold but instead were credited to the capitalization of the La Encantada mill expansion project. Revenues and net earnings was positively affected by an increase of the average gross revenue per ounce realized of $18.68 in the quarter ended June 30, 2010 compared to $16.23 in the quarter ended March 31, 2010.

LIQUIDITY

At March 31, 2012, the Company had cash and cash equivalents of $85.3 million and working capital of $108.3 million, compared to cash and cash equivalents of $91.2 million and working capital $109.7 million at December 31, 2011. Cash and cash equivalents decreased by $5.9 million during the quarter as a result $33.1 million invested in property, plant and equipment, and mineral property interests, $7.5 million net investment in marketable securities, $5.9 million increase in deposits on long-term assets, offset by $38.4 million generated from operating activities and $2.5 million proceeds from exercise of stock options.

Cash flows from operations were strong at $38.5 million during the quarter, and with current silver prices and expanding operations, the operational cash flows are expected to remain robust for the remainder of 2012.

During the quarter, the Company expended $22.2 million on mineral properties and $10.9 million on property, plant and equipment on a cash basis compared to $5.2 million expended on mineral properties and $4.4 million expended on property, plant and equipment in the first quarter of 2011. The significant increase in capital expenditures is primarily related to the additional investments in the mill expansion at La Parrilla and the development of Del Toro, all afforded by additional operational cash flows.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

With approximately $84.1 million in cash and short-term investments as at the date of this MD&A, the Company believes it has sufficient funds to meet current operating and capital requirements. Capital requirements for the remaining three quarters of 2012 include $47.8 million earmarked for the Del Toro capital project, inclusive of exploration and development costs. Should the Company adopt additional expansion plans, the Company would need to consider the funds required relative to the funds available in treasury at such time, including expected cash flows from operations, to determine whether additional sources would be required for those pending additional expansion plans.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at March 31, 2012, the Company has outstanding trade payables of $9.8 million (December 31, 2011 - $6.5 million) which are generally payable in 90 days or less and accrued liabilities of $17.7 million (December 31, 2011 -$15.9 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months. The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$27,499	$27,499	$-	$-	$-
Other financial liabilities	790	790	-	-	-
Debt facilities	137	137	-	-	-
Finance lease obligations	17,874	6,321	10,959	594	-
Decommissioning liabilities	7,725	-	-	-	7,725
Purchase obligations	27,229	27,229	-	-	-
Total Obligations	$81,254	$61,976	$10,959	$594	$7,725

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2012					December 31, 2011
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$30,121	$151	$(2,090)	$28,182	$2,818	$40,786	$4,079
Mexican peso	413	5,485	(19,095)	(13,197)	(1,320)	(5,495)	(549)
	$30,534	$5,636	$(21,185)	$14,985	$1,498	$35,291	$3,530

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2012, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the condensed consolidated interim financial statements and the related notes.

At quarter end, the Company was carrying a long position on silver futures equivalent to 0.5 million ounces of silver at an average price of $34.06, representing an unrealized investment loss of $0.8 million. Management is bullish on silver prices and believed the price of silver would recover sufficiently to erase the unrealized loss.

During 2011, the Company pledged certain properties of the San Martin Silver Mine as guarantees as part of the requirement for its tax appeal process with the Mexican tax authority (see note 32 of consolidated financial statements for the year ended December 31, 2011).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended March 31, 2012, there were no significant transactions with related parties outside of the ordinary course of business.

PROPOSED TRANSACTIONS

On April 2, 2012, the Company entered into a definitive agreement to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. (“Silvermex”) for estimated considerations in common shares of First Majestic and cash of approximately CAD$162.4 million. See “subsequent events” section below for details.

Other than as disclosed herein, the Board of Directors of the Company is not aware of any proposed transactions involving any proposed business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

SUBSEQUENT EVENTS

Subsequent to March 31, 2012:

a)	The Company received its Mexican income tax refund of $11.2 million as filed for the 2011 fiscal year. The amount is included in income taxes receivable at March 31, 2012;

b)

On April 2, 2012, the Company entered into a definitive agreement to acquire all of the issued and outstanding common shares of Silvermex for a consideration of 0.0355 common shares of First Majestic and CAD$0.0001 in cash per common share of Silvermex. Based on First Majestic’s share price of CAD$16.92 on April 2, 2012, total consideration for the acquisition is estimated at CAD$162.4 million. Total transaction costs for the acquisition, upon closing, are estimated to be CAD$1.7 million. The transaction will require the approval of at least 66 2 /3 % of the votes cast by the shareholders, warrant holders and option holders of Silvermex at a special meeting expected to take place in June 2012. The transaction is also subject to regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The final closing of the acquisition is expected to be in July 2012;

c)	315,000 options were exercised for gross proceeds of CAD$1,098,000; and

d)	62,500 options were forfeited.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are outlined as follows. Detail explanation of these critical judgments and estimates were included in note 3 of the Company’s audited consolidated financial statements as at December 31, 2011.

  Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

  Commencement of commercial production and production levels intended by management

  Functional currency

  Impairment of property, plant and equipment assets and mining interests

  Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

  Estimated reclamation and closure costs

  Mineral reserve estimates

  Inventory valuation

  Valuation of share-based payments

  Income taxes

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2011 and the unaudited condensed consolidated interim financial statements for the quarter ended March 31, 2012.